UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934


                         For the date of 6 July, 2007

                   ALLIED IRISH BANKS, public limited company

             Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                                  6 July 2007

                           Allied Irish Banks, p.l.c.

                          Re-issue of Treasury Shares



Pursuant to Rule 9.6.4 of the Irish Listing Rules and Rule 12.6.4 of the UK Listing Rules, Allied Irish Banks, p.l.c., has, on 5 July 2007, transferred 2,286,250 ordinary shares, previously held as Treasury shares, to the Trustees of the Allied Irish Banks, p.l.c. Employee Profit Sharing Schemes ("the Schemes").



The shares were allotted to qualifying participants in the Schemes, pursuant to a resolution of the Board, on 27 June 2007.



Following the transfer, the total number of ordinary shares held as Treasury shares is 38,116,754.



The total number of ordinary shares in issue, excluding Treasury shares, is 880,318,816.





                                     -ENDS-



For further information please contact:

Mr. David O' Callaghan
Assistant Secretary,
Allied Irish Banks, p.l.c.,
Bankcentre,
Dublin 4.
Tel: +353-1-641-4672



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)




Date   6 July, 2007                            By: ___________________
                                                   John O'Donnell
                                                   Group Director, Finance,
                                                   Risk and Enterprise
                                                   Technology
                                                   Allied Irish Banks, p.l.c.